PERMIAN RESOURCES CORPORATION
300 N. Marienfeld St., Suite 1000
Midland, Texas 79701

November 7, 2024
VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
Office of Energy & Transportation
100 F Street, N.E.
Washington, DC 20549

Attention:	Myra Moosariparambil
Raj Rajan

Re:	Permian Resources Corporation
Form 10-K for the Fiscal Year Ended December 31, 2023
Form 8-K filed August 6, 2024
File No. 001-37697
Ladies and Gentlemen:
Set forth below are the responses of Permian Resources Corporation to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) by letter dated October 29, 2024, with respect to our annual report on Form 10-K for the fiscal year ended December 31, 2023, filed with the Commission on February 29, 2024, and our Current Report on Form 8-K, filed with the Commission on August 6, 2024. All references in our responses to “we” or “our” are to Permian Resources Corporation.
For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text.
Form 8-K filed on August 6, 2024
Exhibit 99.1
Non-GAAP Financial Measures
Adjusted Operating Cash Flow and Adjusted Free Cash Flow
1.You present adjusted operation cash flow per adjusted basic share and adjusted free cash flow per adjusted basic share. Please remove the per share figures or tell us how the presentation complies with the guidance in Questions 102.05 and 102.07 of the Compliance and Disclosure Interpretations for Non-GAAP Financial Measures.

RESPONSE: We acknowledge the Staff’s comment and undertake in applicable future disclosures filed or furnished with the Commission to remove the figures of adjusted operation cash flow per adjusted basic share and adjusted free cash flow per adjusted basic share.
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Please direct any questions that you have with respect to the foregoing to, or if any additional supplemental information is required by the Staff please contact, Jackson A. O’Maley of Vinson & Elkins L.L.P. at (713) 758-3374.

Very truly yours,

PERMIAN RESOURCES CORPORATION

By:	/s/ GUY M. OLIPHINT
Guy M. Oliphint Executive Vice President and Chief Financial Officer
Enclosures

cc:	John C. Bell, Permian Resources Corporation
Jose A. Flor, Permian Resources Corporation
Jackson A. O’Maley, Vinson & Elkins L.L.P.
Douglas E. McWilliams, Vinson & Elkins L.L.P.